EXHIBIT 99.1

Golar LNG Appoints new Chief Financial Officer

Golar LNG Limited (“Golar” or “the Company”) announces today that it has appointed Mr. Callum Mitchell-Thomson as its new Chief Financial Officer. This follows the announcement on October 1, 2019 that its current CFO, Graham Robjohns, has decided to step down.

Mr. Mitchell-Thomson will formally take up the role on April 20, 2020.  Mr. Robjohns will remain in his current position until April 20, 2020 and will leave Golar on April 30, 2020.

Callum Mitchell-Thomson has 21 years of experience advising Energy, Utility and Infrastructure companies on M&A and capital markets transactions while working for JP Morgan.  During this time, he was Co-Head of Energy, Utility and Infrastructure Investment Banking in EMEA for 10 years; Head of Corporate Finance in EMEA for 3 years and Head of Investment Banking in Germany for 2 years.  He has also been a member of the EMEA Banking Management Committee and a supervisory board member of JP Morgan AG.  Since leaving JPMorgan he has worked in the UK Parliament as a Parliamentary Adviser on European, Economic and Finance legislation.  Prior to joining JP Morgan, he worked for Shell International Petroleum Co. Ltd as a financial controller in European Downstream and then in Global LNG.

He is a Member of the Chartered Institute of Management Accountants and holds both a BSc (Economics) and a MSc (Marine Economics & Policy) from the London School of Economics.

Golar LNG CEO Iain Ross commented “On behalf of the Board and staff at Golar LNG we thank Graham for his long and valuable service to the company and wish him well in his future endeavours.  We welcome Callum into Golar and look forward to benefitting from his broad Finance and Banking background as the company moves forward”

Hamilton, Bermuda

March 10, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan